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MAR 04 2019 **FORM X-17A-5**
PART III

Washington DC
413

OMB APPROVAL	
OMB Number:	3235-0123
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SEC FILE NUMBER
8-41494

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2018 (MM/DD/YY) AND ENDING 12/31/2018 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: GRF Capital Investors, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

6506 South Lewis Ave., Suite 160
(No. and Street)

Tulsa (City) OK (State) 74136 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Mark Heinrich 918-744-1333
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

M & K CPA's PLLC
(Name – *if individual, state last, first, middle name*)

363 N. Sam Houston PKY E. Suite 650 (Address) Houston (City) TX (State) 77060 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.



OATH OR AFFIRMATION

I, Mark Heinrich, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of GRF Capital Investors, Inc.

of December 31, 2018, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

State of Oklahoma
County of Tulsa
Subscribed and sworn before me this
28th day of February, 2019.

[Signature]
Signature

President
Title

[Signature]
Notary Public

AMANDA PARK
Notary Public - State of Oklahoma
Commission Number 12004733
My Commission Expires May 17, 2020

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

GRF CAPITAL INVESTORS, INC.

Financial Statements and Supplemental Schedules Required by the U.S. Securities and Exchange Commission

Including Independent Auditor's Report Thereon

For the Year-Ended December 31, 2018

Contents



REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders
of GRF Capital Investors, Inc.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of GRF Capital Investors, Inc. as of December 31, 2018, the related statements of operations, changes in ownership equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended, and the related notes and schedules (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of GRF Capital Investors, Inc. as of December 31, 2018, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of GRF Capital Investors, Inc.'s management. Our responsibility is to express an opinion on GRF Capital Investors, Inc.'s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to GRF Capital Investors, Inc. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

The Supplementary Reports Pursuant to SEC Rule 15c3-3(k)(2)(ii) Exemption of the Securities and Exchange Act of 1934, Supplementary Schedules Pursuant to SEA Rule 17a-5 of the Securities and Exchange Act of 1934 has been subjected to audit procedures performed in conjunction with the audit of GRF Capital Investors, Inc.'s financial statements. The supplemental information is the responsibility of GRF Capital Investors, Inc.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the Supplementary Reports Pursuant to SEC Rule 15c3-3(k)(2)(ii) Exemption of the Securities and Exchange Act of 1934, Supplementary Schedules Pursuant to SEA Rule 17a-5 of the Securities and Exchange Act of 1934 is fairly stated, in all material respects, in relation to the financial statements as a whole.

M&K CPAS, PLLC

M&K CPAS, PLLC

We have served as GRF Capital Investors, Inc.'s auditor since 2019.

Houston, TX

February 28, 2019

363 N. Sam Houston Pkwy E., Suite 650 Houston, TX 77060 Main: 832-242-9950 Fax: 832-242-9956 www.mkacpas.com

GRF Capital Investors, Inc.

Financial Statements

Statement of Financial Condition

As of December 31, 2018

ASSETS		
CURRENT ASSETS		
Cash In Bank	$	1,271
Account Receivables		10,125
Prepaid Expenses		393
Total Current Assets		11,789
PROPERTY AND EQUIPMENT		
Equipment		44,508
Less: Accumulated Depreciation		(44,508)
Net Property and Equipment		-
OTHER ASSETS		
Security Deposit		25,000
Other Assets		1,809
Total Other Assets		26,809
TOTAL: ASSETS	$	38,598
LIABILITES AND STOCKHOLDER'S EQUITY		
CURRENT LIABILITES		
Accounts Payable	$	7,321
Accrued Liabilities		11,437
Total Current Liabilities		18,758
LONG TERM LIABILITIES		
Total Liabilities		18,758
STOCKHOLDER'S EQUITY		
Capital Stock, par value, $.01 per share, 5,000,000 shares authorized, 530,800 shares Issued and outstanding		5,308
Paid in excess		408,692
Retained Earnings		(394,160)
Total Stockholder's Equity		19,840
TOTAL LIABILITES AND STOCKHOLDER'S EQUITY	**$**	**38,598**

The accompanying notes are an integral part of these financial statements.

GRF Capital Investors, Inc.
Financial Statements
Statement of Operations
For the Year-Ended December 31, 2018

REVENUES		
Commissions Earned	$	327,387
Other Income		9,318
Interest Income		456
Total Revenues		337,161
OPERATING EXPENSES		
Employment compensation and benefits		227,397
Floor brokerage, exchange and clearing		28,124
Occupancy		23,341
Other expenses		29,448
Total Operating Expenses		308,310
Operating Profit (EBIT)		28,851
Income Before Taxes		28,851
Taxes		(10,375)
NET INCOME (LOSS)	$	**18,476**
Net income per common share	$	0.03
Weighted average common shares: Basic and diluted		530,800

The accompanying notes are an integral part of these financial statements.

GRF Capital Investors, Inc.

Financial Statements

Statement of Cash Flows

For the Year-Ended December 31, 2018

CASH FLOWS FROM OPERATING ACTIVITIES		
Net Income (Loss)	$	18,476
Adjustments to reconcile Net Income (Loss) to net Cash provided by (used in) operating activities:		
Depreciation and Amortization		-
Losses (Gains) on sales of Fixed Assets		-
Decrease (Increase) in Operating Assets:		
Accounts Receivable		14,763
Prepaid Assets		(39)
Increase (Decrease) in Operating Liabilities:		
Accounts Payable		2,106
Accrued Liabilities		(10,722)
Net Cash Provided By (Used in) Operating Activities		24,584
CASH FLOWS FROM INVESTING ACTIVITIES		
Proceeds From Sale of Fixed Assets		-
Net Cash Provided By (Used in) Investing Activities		-
CASH FLOW FROM FINANCING ACTIVITIES		
Dividends Paid		(23,900)
Net Cash Provided By (Used in) Financing Activities		(23,900)
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS		684
CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD		587
CASH AND CASH EQUIVALENTS AT END OF PERIOD	$	1,271

The accompanying notes are an integral part of these financial statements.

GRF Capital Investors, Inc.

Financial Statements

Statement of Changes in Ownership Equity

For the Year-Ended December 31, 2018

	Common Stock		Paid-In Capital	Retained Earnings	Total Stockholder's Equity
	Shs .	Amt.	Amt.	Amt.	Amt.
Balance at 12/31/2017	530,800	$5,308	$408,692	$ (388,736)	$ 25,264
Net Income	-	-	-	18,476	18,476
Dividends	-	-	-	(23,900)	(23,900)
Balance at 12/31/18	530,800	$5,308	$408,692	$ (394,160)	$ 19,840

The accompanying notes are an integral part of these financial statements.

GRF Capital Investors, Inc.
Financial Statements
Statement of Changes in Subordinated Liabilities
For the Year-Ended December 31, 2018

No Statement is required as no subordinated liabilities exist at any time during the year

The accompanying notes are an integral part of these financial statements.

NOTE A - SUMMARY OF ACCOUNTING POLICIES

Organization

GRF Capital Investors, Inc. (the "Company") was incorporated in June 1989 and is registered with the U.S. Securities and Exchange Commission ("SEC") as a broker and dealer pursuant to Section 15c3-3(K)(2)(ii) of the Securities Exchange Act of 1934.

The Company has adopted a fiscal year ended December 31

Description of Business

The Company is a member of the Financial Industry Regulatory Authority (FINRA), formerly the National Association of the Securities Dealers, Inc., and the Securities Investor Protection Corporation. The Company executes transactions on a fully disclosed basis through a clearing broker.

The Company does not hold customer funds or safe keep customer securities.

The financial statements of GRF Capital Investors, Inc. have been prepared in accordance with accounting principles generally accepted in the United States and are expressed in U.S. dollars. GRF Capital Investors, Inc. fiscal year end is December 31.

Advertising

The costs of advertising are expensed either as incurred or the first time the advertising takes place.

Credit Risk

The Company maintains its cash in bank deposit accounts, which at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts. The Company believes it is not exposed to any significant credit risk on cash or cash equivalents.

The Company does not require collateral from its customers with respect to accounts receivable but performs periodic credit evaluations of such customers' financial conditions. The Company determines any required allowance by considering a number of factors including length of time accounts receivable are past due and previous loss history. The Company provides reserves for accounts receivable when they become uncollectible any payments subsequently received on

such receivables are credited to the allowances for doubtful accounts. As of December 31, 2018 the Company has determined that no allowances for doubtful accounts is required.

Basis of Accounting

The financial statements of the Company have been prepared in accordance with accounting principles generally accepted in the United States and are expressed in U.S. dollars. The Company's fiscal year end is December 31.

The financial statements of the Corporation have been prepared on the accrual basis of accounting and accordingly reflect all significant receivables, payables, and other liabilities.

Cash and Cash Equivalents

Cash and cash equivalents include cash on hand, cash in bank, and temporary cash investments. Temporary cash investments are all highly liquid instruments with maturities of less than three months.

The Company considers as cash all short-term investments with an original maturity of three months or less to be cash equivalents.

Accounts Receivable – Recognition of Bad Debt

Accounts Receivable are stated at the historical carrying amount net of write-off's and allowance for doubtful accounts. The Company establishes an estimated allowance for doubtful accounts received based on various factors, including revenue, historical credit loss experience, current trends, and specific customer collections issue that the Company has identified. Uncollectable accounts receivable are written off when a settlement is reached for an amount that is less that the outstanding historical balance or when the Company has determined the balance will not be collected. As of December 31, 2018 the Company determined that all accounts receivable were collectible, therefore, no allowance for doubtful accounts was required.

The Corporation considers accounts receivable to be fully collectible; accordingly, no allowance for doubtful accounts is required. If amounts become uncollectible, they will be charged to operations when that determination is made.

Revenue Recognition

On January 1, 2018, we adopted Accounting Standards Update No. 2014-09, *Revenue from Contracts with Customers (Topic 606)*, which supersedes the revenue recognition requirements in Accounting Standards Codification (ASC) Topic 605, *Revenue Recognition (Topic 605)*. Results for reporting periods beginning after January 1, 2018 are presented under Topic 606. The impact of adopting the new revenue standard was not material to our financial statements and there was no adjustment to beginning retained earnings on January 1, 2018.

- identification of the performance obligations in the contract;
- determination of the transaction price;
- allocation of the transaction price to the performance obligations in the contract; and
- recognition of revenue when, or as, we satisfy a performance obligation.

Revenue from the sale of mutual funds, security transactions and other revenue are recognized on the accrual basis. The Company records its revenue as received adjusted monthly for receivables based on the Company's estimate of revenue earned from the sale of specific financial products, but not yet collected from the respective mutual fund or other financial services company. Securities transactions and all related revenue and expense are recorded in the accounts on a settlement date basis. Revenue and expenses related to securities transactions executed but not yet settled as of period end are not material to the Company's financial statements.

Revenue from the sale of mutual funds is recognized when the investment in the mutual fund is made.

Estimations

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Income Taxes

The components of income tax (benefit) expense, on continuing operations, for the year ended December 31, respectively were as follows:

	2018
Federal	$5,000*
State	$2,000*
Total	$7,000*

*Represents estimate for 2018 tax expense. Tax returns have not been filed for the year ended 2018 – Estimates were made with 21% Federal and 4.5% State tax rates.

Under Topic 606, revenue is recognized when control of the promised goods or services is transferred to our customers, in an amount that reflects the consideration we expect to be entitled to in exchange for those goods or services.

We determine revenue recognition through the following steps:

- identification of the contract, or contracts, with a customer;

Office Equipment and Furniture

Office equipment and furniture is depreciated using the straight-line method over its estimated useful life, which ranges from 3 to 7 years. Depreciation expense for the years ended December 31, 2018 is $0 is reflected in the operating expenses in the accompanying statement of operations.

Depreciation is calculated using the straight-line method. Expenditures for major repairs and betterments that extend the useful lives are capitalized. Expenditures for normal maintenance and repairs are expensed as incurred. The cost of assets sold or abandoned and the related accumulated depreciation are eliminated from the accounts and any gains or losses are included in the accompanying statement of operations of the respective period.

Recent Accounting Pronouncements

In May 2014, the Financial Accounting Standards Board (FASB) issued Topic 606, which supersedes the revenue recognition requirement in Topic 605. We adopted Topic 606 as of January 1, 2018. See *Revenue Recognition* above for further details.

In February 2018, the FASB issued Accounting Standards Update No. 2018-02, *Income Statement-Reporting Comprehensive Income (Topic 22): Reclassification of Certain Tax Effects from Accumulated Other Comprehensive Income* (ASU 2018-02), which allows companies to reclassify stranded tax effects resulting from the Tax Act, from accumulated other comprehensive income to retained earnings. The new standard is effective beginning January 1, 2019, with early adoption permitted. The tax effects are anticipated as a result of this standard.

Subsequent Events

The Company has evaluated events subsequent to the balance sheet date for items requiring recording or disclosure in the financial in the financial statements. The evaluation was performed through February 28, 2018, which is the date the financial statements were available to be issued. Based upon this review, the Company has determined that there were no events which took place that would have a material impact on its financial statements.

NOTE B – POSSESSION OR CONTROL REQUIREMENTS

The Company does not have any possession or control of customer's funds or securities. There were no material inadequacies in the procedures followed in adhering to the exemptive provisions of SEC Rule 15c-3-(k)(2)(ii) by promptly transmitting all customer funds to the clearing broker who carries the customer accounts.

NOTE C – NET CAPITAL REQUIREMENTS

Pursuant to the net capital provisions of Rule 15c3-3 of the Securities and Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined under such provisions. Net capital and the related net capital ratio may fluctuate on a daily basis.

At December 31, 2018 the Company had net capital of $17,636 which was $12,636 in excess of its required net capital of $5,000. The Company's ratio of aggregate indebtedness to net capital was 106.37% to 1. There were no material differences in the net amount reported as Net Capital in the audited Computation of Net Capital and the broker-dealer's corresponding unaudited Part II-A of the FOCUS report required under Rule 15c3-1.

NOTE D – CONCENTRATION OF CREDIT RISK

Concentrations

For the year ended December 31, 2018 one of the Company's customer accounted for approximately 97% of revenues. As of December 31, 2018, one of the Company's customers, RBC Capital Markets, LLC., accounted for 100% of the accounts receivable balance. An adverse change in the Company's relationship with these customers could negatively affect the Company's revenues and their results of operations.

During 2018, (95%) percent of commission income was attributable to two registered representatives. Other revenue consists of monthly association fee from another investment advisory representative.

NOTE E – PROPERTY, EQUIPMENT, AND LEASEHOLD IMPROVEMENTS

Property, equipment and leasehold improvements are stated at cost less accumulated depreciation. Expenditures form maintenance and repairs are charged to expense as incurred. Depreciation is calculated on the double declining method. The following is a summary of property, equipment and leasehold improvements:

	Estimated Useful Life	
Office Equipment & Furniture	3-7 years	$44,508
Less Accumulated Depreciation		(44,508)
Total		-

Depreciation expense was $0 for the year of December 31, 2018.

NOTE F – STATEMENT OF EXEMPTION OF RESERVE REQUIREMENT

The Company is subject to the Uniform Net Capital Rule 15c3-1, which requires the maintenance of minimum Net Capital. The Company has elected to use the basic computation method, as is permitted by the rule, which requires that the Company maintains minimum Net Capital pursuant to a fixed dollar amount of 6-2/3% of the total aggregate indebtedness, as defined, whichever is greater, and does not therefor calculate its net capital requirement under the alternative reserve requirement method.

NOTE G – OTHER COMMITMENTS AND CONTINGENCIES

Included in the Company's clearing agreement with its clearing broker-dealer, is an indemnification clause. This clause relates to instances where the Company's customer fail to

settle security transactions. In the event this occurs, the Company will indemnify the clearing broker-dealer to the extent of the net loss on the unsettled trade. At December 31, 2018, management of the Company has not been notified by the clearing broker-dealer, nor were they otherwise aware, of any potential losses relating to this indemnification.

NOTE H – RENT

The Company's rental agreement is on a month to month basis. Monthly rental expense is $1,973 and rent expense for the year ended December 31, 2018 was $23,341. At this time, the company does not foresee any changes in the near future with the present leasor's rental agreement.

NOTE I –FAIR VALUE OF FINANCIAL INSTRUMENTS

Current accounting literature clarifies that fair value is an exit price, representing the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants. As such, fair value is a market-based measurement that should be determined based on assumptions that market participants would use in pricing an asset or liability. As a basis for considering such assumptions, accounting literature established a three-tier fair value hierarchy, which prioritizes the inputs used in measuring fair value as follows.

•Level 1. Observable inputs such as quoted market prices in active markets;

•Level 2. Inputs, other than quoted prices in active markets, that are observable either directly or indirectly; and

•Level 3. Unobservable inputs in which there is little or no market data, which require the reporting entity to develop its own assumptions.

The Company had no assets or liabilities that were measured and recognized at fair value on a non-recurring basis as of December 31, 2018, and as such, had no assets or liabilities that fell into the tiers described above.

GRF Capital, Investors, Inc.
Supplementary Schedules Pursuant to SEA Rule 17a-5
Of the Securities and Exchange Act of 1934
For the Year-Ended December 31, 2018

Computation of Net Capital

Total Stockholder's Equity:		$19,840
Non-allowable assets:		
Fixed Assets		
Accounts Receivable		
Other Assets	2,202	$ (2,202)
Tentative Net Capital		$17,638

Computation of Net Capital

Haircuts	2	
Undue Concentrations and Other Charges	-	$ (2)
Net Capital		$ 17,636
Minimum net capital as required as a percentage of aggregate indebtedness		$ 1,251
Minimum dollar net capital requirement of reporting broker or dealer		$ 5,000
Net capital requirement		$ 5,000
Excess net capital		$ 12,636

Computation of Aggregate Indebtedness

Total Aggregate Indebtedness	$ 18,758
Percentage of aggregate indebtedness to net capital	106.37%

Reconciliation of the Computation of Net Capital Under Rule 15c3-1

Computation of Net Capital reported on FOCUS IIA as of December 31, 2018	$ 17,580
Adjustments:	
Change in Equity (Adjustments)	55
Change in Non-Allowable Assets	-
Change in Haircuts	-
Change in Undue Concentration	-
NCC per Audit	$ 17,636
Reconciled Difference	$ 1

GRF Capital Investors, Inc.
Supplementary Statements Pursuant to SEC Rule 15c3-3(k)(2)(ii) Exemption
Of the Securities and Exchange Act of 1934
For the Year-Ended December 31, 2018

Statement Related to Uniform Net Capital Rule

The Company is a member of the FINRA and is subject to the SEC Uniform Net Capital Rule 15c3-1. This rule requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 1500% (15:1), or, during its first year of operations, 800% (8:1). Net capital and the related net capital ratio may fluctuate on a daily basis. At December 31, 2018 the Company had net capital of $17,636 which was $12,636 in excess of its required net capital of $5,000. The Company's ratio of aggregate indebtedness to net capital was 106.37%.The Company has elected to use the basic computation method, as is permitted by the rule, which requires that the Company maintain minimum Net Capital pursuant to a fixed dollar amount or 6-2/3% percent of total aggregate indebtedness, as defined, whichever is greater, and does not, therefore, calculate its net capital requirement under the alternative reserve requirement method. There were no material differences reported as Net Capital in the audited computation of Net Capital and the broker-dealer's corresponding unaudited Part IIA of the FOCUS report required under Rule 15c3-1.

Statement Related to Exemptive Provision (Possession and Control)

The Company does not have possession or control of customer's funds or securities. There were no material inadequacies in the procedures followed in adhering to the exemptive provisions of SEA Rule

15c3-3(k)(2)(ii); All customer transactions cleared through another broker-dealer on a fully disclosed basis.

Statement Related to Material Inadequacies

This audit did not disclose any material inadequacies since the previous audit of the financial statements contained within the audit report of the Computation of Minimum Net Capital Requirement as reported in the Supplemental Schedules contained within the audit report or the filed Financial and Operational Combined Uniform Single Report filed pursuant to SEA Rule 15c3-1. The firm is exempt from 15c3-3; it does not maintain customer funds or securities and, therefore, does not maintain customer funds to segregate nor does it maintain separate accounts for customers.

Statement Related to SIPC Reconciliation

SEA Rule 17a-5(e)(4) requires a registered broker-dealer to file a supplemental report which includes procedures related to the broker-dealers SIPC annual general assessment reconciliation or exclusion from membership forms. In circumstances where the broker-dealer reports $500,000 or less in gross revenue they are not required to file the supplemental SIPC report. The Company is exempt from filing the supplemental report under SEA Rule 17a-5(e)(4) because it is reporting less than $500,000 in gross revenue.

GRF Capital Investors, Inc.
Supplementary Reports Pursuant to SEC Rule 15c3-3(k)(2)(ii) Exemption
Of the Securities and Exchange Act of 1934
For the Year-Ended December 31, 2018

Auditor's Report on Review of Exemption Letter Pursuant to SEA Rule 17a-5(d)(1)(i)(B)(2)



REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders
of GRF Capital Investors, Inc.

We have reviewed management's statements, included in the accompanying Exemption Letter Pursuant to SEA Rule 17a-5(d)(1)(i)(B)(2), in which (1) GRF Capital Investors, Inc. identified the following provisions of 17 C.F.R. §15c3-3(k) under which GRF Capital Investors, Inc. claimed an exemption from 17 C.F.R. §240.15c3-3 (k)(2)(ii) (exemption provisions) and (2) GRF Capital Investors, Inc. stated that GRF Capital Investors, Inc. met the identified exemption provisions throughout the most recent fiscal year without exception. GRF Capital Investors, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about GRF Capital Investors, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

M &K CPAS, PLLC

M&K CPAS, PLLC

Houston, TX

February 28, 2019

363 N. Sam Houston Pkwy E., Suite 650 Houston, TX 77060 Main: 832-242-9950 Fax: 832-242-9956 www.mkacpas.com

GRF Capital Investors, Inc.
Supplementary Schedules Pursuant to SEA Rule 17a-5
Of the Securities and Exchange Act of 1934
As of and for the Year-Ended December 31, 2018

Exemption Letter Pursuant to SEA Rule 17a-5(d)(1)(i)(B)(2)

February 28, 2019

RE: Exemption Statement Rule 15c3-3(k) (2) (ii) FYE December 31, 2018

GRF Capital Investors, Inc. claims the (k)(2)(ii) Exemption under Rule 15c3-3; and GRF Capital Investors, Inc. has met the identified exemption provisions in {240.15c3-3(k)(2)(ii) throughout the most recent fiscal year without exception.

Additionally, please be advised that GRF Capital Investors, Inc., has compiled with Exemption Rule 15c3-3(k) (2) (ii) for the period of January 1, 2018 through December 31, 2018. GRF Capital Investors, Inc., did not hold customer securities of funds at any time during this period and has not done business on a limited basis in (publically registered non-traded REITS and Oil & Gas partnerships). GRF Capital Investors, Inc.'s, past business has been similar in nature and has compiled to this exemption since its exception, June 19, 1989.

Mark W. Heinrich, the President of GRF Capital Investors, Inc. has made available to M&K CPA's all records and information including all communications from regulatory agencies received through the date of this review December 31, 2018.

Mark W. Heinrich has been responsible for compliance with the exemption provision throughout the fiscal year. Also, there were not any known events or other factors that might have affected GRF Capital Investors, Inc.'s, compliance with this exemption.

If you would like additional information or have any questions, feel free to call me directly at (918) 744-1333.

Sincerely,

Mark W. Heinrich
GRF Capital Investors, Inc.
President & CEO



REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON
APPLYING AGREED-UPON PROCEDURES

Board of Directors of GRF Capital Investors, Inc.

We have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and in the Securities Investor Protection Corporation (SIPC) Series 600 Rules, which are enumerated below and were agreed to by GRF Capital Investors, Inc. and the SIPC, solely to assist you and SIPC in evaluating GRF Capital Investors, Inc.'s compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7) for the year ended December 31, 2018. GRF Capital Investors, Inc.'s management is responsible for its Form SIPC-7 and for its compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with standards established by the Public Company Accounting Oversight Board (United States) and in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;
2) Compared the Total Revenue amount reported on the Annual Audited Report Form X-17A-5 Part III for the year ended December 31, 2018 with the Total Revenue amount reported in Form SIPC-7 for the year ended December 31, 2018, noting no differences;
3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;
4) Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences; and
5) Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

We were not engaged to and did not conduct an examination or review, the objective of which would be the expression of an opinion or conclusion, respectively, on GRF Capital Investors, Inc.'s compliance with the applicable instructions of the Form SIPC-7 for the year ended December 31, 2018. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of GRF Capital Investors, Inc. and the SIPC and is not intended to be and should not be used by anyone other than these specified parties.

M & K CPAS, PLLC

M&K CPAS, PLLC

Houston, TX

February 28, 2019

363 N. Sam Houston Pkwy E., Suite 650 Houston, TX 77060 Main: 832-242-9950 Fax: 832-242-9956 www.mkacpas.com